February 6, 2008
VIA EDGAR
H. Christopher Owings
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Natural Health Trends Corp.
Registration Statement on Form S-3 (File No. 333-147480)
Form 10-K filed March 28, 2007 (File No. 000-26272)
Dear Mr. Owings:
          We are counsel to Natural Health Trends Corp., a Delaware corporation (the “Company”). On behalf of the Company, enclosed for your review are three copies of Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-3 (File No. 333-147480) of the Company (the “Registration Statement”), which is being filed today with the Securities and Exchange Commission (the “Commission”). Two of the enclosed copies of the Amendment have been marked to indicate all changes made to Amendment No. 1 to the Registration Statement, as filed with the Commission on December 28, 2007 (“Amendment No. 1”).
          The Amendment is being filed in response to comments of the Staff contained in your letter of January 24, 2008 relating to Amendment No. 1. These comments, and the responses on behalf of the Company to these comments, are set forth below.
Amendment No. 1 to Registration Statement on Form S-3
General
1.	We note your response to comment 1 in our letter dated December 28, 2007. You state that the number of shares you are seeking to register is slightly in excess of one-third of the Company’s outstanding shares held by non-affiliates immediately prior to the convertible debenture transaction which, as of October 19, 2007, was

H. Christopher Owings
Securities and Exchange Commission
February 6, 2008
9,329,469 shares. The beneficial ownership table on page 22 of Amendment No. 1 to your Form S-3 shows your stock ownership as of November 12, 2007 and the number of shares held by non-affiliates as a lower amount on that date. It is not clear why you have determined to use the number of shares held by non-affiliates as of the date of the transaction as compared to at the time the registration statement was filed. Please tell us why you believe your analysis is appropriate or reduce the number of shares you are registering for resale to one-third of the number of shares held by non-affiliates as of a current date. We may have further comment.

Company’s Response:

It was the Company’s understanding that the Staff was interested in the relationship that the number of shares being registered bore to the Company’s public float immediately prior to the convertible debenture transaction on October 19, 2007. In any case, the number of outstanding shares held by non-affiliates of the Company at the time of the initial filing of the Registration Statement on November 16, 2007 was only slightly lower than it was on October 19, 2007. As disclosed on page 26 of the Amendment, on November 16, 2007 the Company had 9,307,221 outstanding shares of common stock held by non-affiliates, so the reduced number of shares sought to be registered under the Registration Statement represents 34.34% of the Company’s public float (rather than 34.26% of the Company’s public float at October 19, 2007). Further to my conversation with Ms. Indira Lall of the Staff on January 25, 2008, we understand that this percentage may prove acceptable to the Staff for purposes of treating the shares sought to be registered under the Registration Statement as a valid secondary offering.
Selling Stockholders, page 26
Potential Profits from Conversion of Debentures, page 33
2.	At the bottom of the table, please revise to quantify the difference in the face value of the debentures and the purchase price paid, as you note in footnote (2) to the table.

Company’s Response:

The table has been revised to quantify the difference in the face value of the debentures and the purchase price paid. The table set forth under “Comparison of Company Net Proceeds to Potential Investor Profit from Private Placement Financing” has been correspondingly revised.
Exhibit 23.1

H. Christopher Owings
Securities and Exchange Commission
February 6, 2008
3.	Please advise or revise your registration statement to also include a consent from the predecessor accounting firm as well as the current accounting firm.

Company’s Response:

The Amendment includes a consent from both the predecessor accounting firm (BDO Seidman, LLP), as well as the current accounting firm (Lane Gorman Trubitt, L.L.P.).
Annual Report on Form 10-K for the Fiscal Year ended December 31, 2006
Restricted Cash, page 49
4.	We note your response to comment 19 in our letter dated December 14, 2007. Please tell us your basis in U.S. GAAP for treating money paid to a third party mutual aid cooperative as restricted cash. In this regard, please tell us whether the cash amount is refundable.

Company’s Response:

In order to protect the rights of consumers in South Korea, the Company agreed to enter into both (1) a guarantee contract with a financial organization to secure consumer damage compensation, and (2) a contract with a mutual aid cooperative.

The guarantee contract requires the Company to maintain on account with a bank a certain amount based upon its average sales volume. If sales increase, the Company would be required to add additional funds to the account; if sales decrease, the Company can submit a request for approval to withdraw funds from the account. Even though the Company cannot reduce the amount of the account without approval from the cooperative, the Company is entitled to the interest income accrued on the account. The Company believes the amount required to support the guarantee contract is properly presented as non-current restricted cash.

The contract with the mutual aid cooperative must remain effective until the Company decides to discontinue operations within South Korea. The Company is not allocated any proportional income or loss from the cooperative. The entire contract amount will be refunded to the Company upon termination. Under U.S. GAAP, investments in cooperatives should be accounted for at cost adjusted for allocated earnings and losses. The carrying amount of the investment should be reduced if unable to recover the full carrying amount of the investment (losses incurred by the cooperative but not allocated to the investor may indicate such an inability to recover).

H. Christopher Owings
Securities and Exchange Commission
February 6, 2008
As such, the Company will present as a non-current investment, if material; otherwise, as a non-current other asset.

Additionally, non-current restricted cash includes amounts required by South Korean credit card companies to provide for potential uncollectible amounts and chargebacks. As disclosed in the Form 10-K on page 49, only those cash reserves calculated as a percentage of sales over a rolling monthly time period and eligible for rebate are included in current restricted cash. The amount required by South Korean credit card companies is based on the amount of credit card volume and will remain as long as the Company accepts the card. As such, the Company considers these amounts non-current restricted cash.
          We trust that the foregoing responses adequately address your comments and are helpful to you in your review of the Amendment. Please do not hesitate to contact us with any questions you may have.

Best regards,

/s/ John B. McKnight
John B. McKnight

JBM:ss
Enclosures
cc: Gary C. Wallace

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